June 20, 2019

Peter Wojcik
President and Chief Executive Officer
Pharmagreen Biotech Inc.
2987 Blackbear Court, Coquitlam
British Columbia, V4E 3A2, Canada

       Re: Pharmagreen Biotech Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed June 11, 2019
           File No. 333-230413

Dear Mr. Wojcik:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2019 letter.

Amendment No.3 to Registration Statement on Form S-1

Use of Proceeds, page 28

1. Please explain the statement that you will "include a more detailed description of the use of proceeds from any specific offering of securities in a Post Effective Amendment relating to that offering." We note similar disclosure on pages 33. We also note references to particular offerings within the plan of distribution section. We continue to note that the company is not eligible to conduct an offering on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation C.
 Peter Wojcik
FirstName LastNamePeter Wojcik
Pharmagreen Biotech Inc.
Comapany NamePharmagreen Biotech Inc.
June 20, 2019
Page 2
June 20, 2019 Page 2
FirstName LastName
Plan of Distribution
Underwriters and Agents, page 33

2. We note your response to comment 1 and we reissue it in part. We continue to note the statement on page 33 that "[t]he underwriters may resell the offered securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale." Since you are not currently eligible to sell at market prices or on a continuous or delayed basis under Rule 415(a)(1)(x) of Regulation
         C, please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 56

3. We note that the information in the beneficial ownership table is as of March 20, 2019.
         Please update the information as of the most recent practicable date. See Item 403 of
         Regulation S-K.
Transactions with Related Persons, Promoters and Certain Control Persons, page
58

4. Please revise the disclosure of the convertible notes to identify the related persons as required by Item 404(a)(1) of Regulation S-K.
Recent Sales of Unregistered Securities, page II-2

5. We note your response to comment 3 and we reissue it in part. Please name the persons or identify the class of persons to whom the securities were sold for all the transactions disclosed here. See Item 701(b) of Regulation S-K.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Transportation and Leisure
cc:      Ronald McIntyre